SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Services Incorporated, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.       Type of securities ("draft", "promissory note"):

Revolving credit agreement.

2.       Issue, renewal or guaranty:

Issue.

3.       Principal amount of each security:

The principal amount outstanding will vary over time as borrowings are made thereunder, but shall not exceed in the aggregate $9.99 million at any one time outstanding.

4.       Rate of interest per annum of each security:

Either (i) LIBOR plus 95 basis points, or (ii) the higher of the prime rate of interest announced by Bank One, NA, and the federal funds effective rate plus 50 basis points.

5.       Date of issue, renewal or guaranty of each security:

April 1, 2003.

6.       If renewal of security, give date of original issue:

Not applicable.

7.       Date of maturity of each security:

March 5, 2004.

8.       Name of the person to whom each security was issued, renewed or guaranteed:

Great Plains Energy Incorporated.

9.       Collateral given with each security:

Not applicable.

10.     Consideration given for each security:

The full amount of each borrowing.

11.     Application of proceeds of each security:

The proceeds will be used for financing the existing business of Great Plains Energy Services Incorporated.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.     If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.     If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Great Plains Energy Services Incorporated

By:  Andrea F. Bielsker
        Andrea F. Bielsker
        Senior Vice President - Finance, Chief
        Financial Officer and Treasurer

Dated: April 8, 2003.